Exhibit 1

“SAVE GRAFTECH” RESPONDS TO SETTLEMENT PROPOSAL REJECTION BY GRAFTECH INTERNATIONAL

Company’s Rejection Reveals Board Does Not Stand Behind
Special Committee Investigation of Nathan Milikowsky

NEW YORK, April 13, 2014 – Nathan Milikowsky, a former GrafTech International Ltd. (“GrafTech” or the “Company”) director and a holder of over 15 million GrafTech shares, or over 11.2%, of the common stock, today sent the below letter to GrafTech in response to the Company’s rejection of Save GrafTech’s latest settlement proposal.

Save GrafTech has nominated five directors for election to the Board of Directors of GrafTech at the Company’s Annual Meeting of Stockholders on May 15, 2014.

The full text of the letter is included here:

April 13, 2014

Via EMail and Fed Ex

Mr. Joel Hawthorne

President and Chief Executive Officer

GrafTech International Holdings

12900 Snow Road

Parma, Ohio 44130

Dear Joel:

Two questions that I have been asked by shareholders have been clearly answered by recent events. First, am I willing to reach a settlement? Second, did the GrafTech Board have a basis for not renominating me as a director?

On April 11, 2014, Save GrafTech proposed a settlement offer for minority representation on a newly reconstituted 10-member Board, including: (1) three Save GrafTech nominees (David Jardini, Karen Finerman and me), (2) one director to be mutually agreed on by Save GrafTech and the Company, (3) two GrafTech nominees (Tom Danjczek and Catherine Morris), and (4) four incumbent directors (Randy Carson, Joel Hawthorne, Ferrell McClean and Steven Shawley).

Save GrafTech also proposed a solution to address any concerns the Company might have about my suitability to rejoin the Board. Under our proposal, as described in the attached term sheet we previously sent you, the Board would promptly retain an independent law firm to review the undisclosed findings of the Special Committee’s prior investigation. That independent firm would determine whether I met GrafTech’s standards for membership on the Board of Directors. Should the law firm conclude that I did not, I would promptly resign from the Board.

Having served on the Board with your current directors, I was not surprised that GrafTech rejected this eminently reasonable offer and responded in less than eight hours with an unacceptable counterproposal. However, I was surprised that this rejection clearly betrays the Board’s lack of confidence in the “findings" of its own Special Committee investigation, which was the pretext for excluding me from continuing to serve as a director in 2013.

If the evidence of my “misconduct" is so compelling, why wouldn’t it stand up to an independent third-party review? We gave the GrafTech Board the opportunity to have their decision not to renominate me tested by an independent, impartial party. GrafTech’s rejection, which is carefully and disingenuously crafted to appear reasonable, makes it crystal clear that the Board does not stand behind the Special Committee’s findings. In fact, their rejection of my proposal supports what I have been saying all along – that the Special Committee’s so-called investigation was a total waste of time and significant money that provided absolutely no support for their actions, allegations and smears. While Save GrafTech proposed an objective assessment of the allegations of the GrafTech Board (as outlined in the Company’s preliminary proxy statement) through a simple process that would take only approximately two weeks to complete, the current Board instead demanded an elaborate litigation-like exercise that would take a minimum of two years to complete and would needlessly divert substantial funds from GrafTech’s shareholders to lawyers engaged in a “fishing expedition.” Reinvestigating the same purported leak through a judicial or arbitration process, as GrafTech now demands, is a transparent stall tactic designed to create a significant delay to my rejoining the Board.

Nevertheless, it is noteworthy that the Board is not categorically opposed to accepting me as a director, albeit under unduly burdensome and unreasonable terms. GrafTech’s rejection concedes that the Board has abandoned its prior position that it could not accept any settlement offer that would include me rejoining the Board. Shareholders should view this change as further evidence that the allegations in GrafTech’s preliminary proxy statement are utterly false. I have total confidence that an independent law firm would conclude that the Special Committee’s prior investigation of me provided no support whatsoever for its finding that I was not qualified to serve as a director.

Finally, shareholders should note the lengths to which this Board will go to protect Mary Cranston, an individual with a history of launching smear campaigns against those she perceives as obstacles or threats. A simple Internet search reveals a wealth of information reporting her history of bullying and underhanded personal attacks. The Board’s judgment must be questioned in allowing her to continue as Lead Independent director, especially given the Company’s chronic underperformance and its stated intention for Cranston to succeed Craig Shular as Chairman.

It is unfortunate that our settlement discussions have been scuttled by GrafTech’s inability to accept an exceptionally reasonable offer, which included minority representation for the Save GrafTech slate as well as a significant two-year standstill provision. I continue to believe that many other GrafTech shareholders agree with me that the GrafTech Board needs to be reconstituted – and that, in order to bring about meaningful change, Save GrafTech’s level of Board representation must reflect the scale of the problems the Company is facing. I look forward to providing shareholders with a platform for truly meaningful change at the 2014 Annual Meeting.

Sincerely,

Nathan Milikowsky

Save GrafTech

Settlement Proposal Term Sheet

Board

Save GrafTech proposes the following slate (the “Slate”) for a newly constituted board of directors of GrafTech International Ltd. (the “Company”) consisting of the following directors:

•     Three Save GrafTech Directors: Karen Finerman, David Jardini and Nathan Milikowsky (“Save GrafTech Directors”).

•     One director mutually acceptable to the board of directors of the Company and Save GrafTech (the “Jointly Selected Director”).

•     Two directors newly proposed by the Company: Tom Danjczek and Catherine Morris.

•     Four incumbent directors: Randy Carson, Joel Hawthorne, Ferrell McClean and Steven Shawley.

•     The newly constituted Board will promptly retain an independent law firm acceptable to the Board and Nathan Milikowsky. That law firm will not reinvestigate any of the issues previously raised regarding Mr. Milikowsky. That law firm will report to the Board, based on its review of the prior investigations, whether those investigations cause it to conclude, without qualification, that Nathan Milikowsky in fact did not meet, in material respects, the then standards for membership on the Board of Directors of GrafTech. If that law firm concludes negatively with respect to Mr. Milikowsky, he will promptly offer to resign from the Board. If the law firm does not conclude negatively with respect to Mr. Milikowsky, he will be entitled to remain a director of GrafTech.

Each of Craig Shular, Harold Layman and Mary Cranston will resign effective immediately.

Standstill	Nathan Milikowsky will agree to support election of the Slate at the 2014 Annual Meeting. Mr. Milikowsky will support the Board nominated slate at the 2015 annual meeting of shareholders if, sufficiently prior to January 1, 2015, taking into account any changes to the director nomination time period, Mr. Milikowsky is (1) nominated for election to the board of directors at the 2015 Annual Meeting and (2) Mr. Milikowsky accepts such nomination.
Chairman	The newly constituted board of directors will select the chairman of the board of directors.
Committees

The board of directors will agree that it will not use committees or any other device to circumvent the decision making of the board of directors.

The Nominating and Governance committee will have three members: (1) David Jardini, (2) a new director elected in 2014 who is either a Jointly Selected Director or a Save GrafTech Director and (3) another person selected by the newly constituted board of directors.

At least one Save GrafTech nominee will serve on all other committees.

Indemnification	Nathan Milikowsky will be indemnified for his past and future expenses to the extent he is entitled pursuant to Delaware law and the Company’s organizational documents.
Stockholders’ Agreement	The parties will terminate all rights and provide a mutual release of all causes of action under Sections 2 and 4 of the Registration Rights and Stockholders’ Agreement.
Expenses	The Company will pay one-half of the documented and out of pocket expenses of Save GrafTech.
Non-Binding	This term sheet is non-binding and for discussion purposes only. Neither this term sheet, nor the discussions, negotiations or other activities related to the subject matter hereof create any obligations, liabilities or duties with respect to any party.

Media:

Sard Verbinnen & Co

George Sard/Renée Soto/Jared Levy

212-687-8080